Exhibit 99.1

Aurora Cannabis to Acquire Mexico's Farmacias Magistrales S.A.

First License to Import, Manufacture, Store, and Distribute Medical Cannabis Containing THC in Mexico

TSX | NYSE: ACB

EDMONTON, Dec. 10, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) announced today that, further to the Company's press release dated December 7, 2018, the Company has entered into a Letter of Intent to acquire all of the issued and outstanding shares of Farmacias Magistrales S.A. ("Farmacias"), subject to customary due diligence provisions,  the completion of definitive agreements, and regulatory and government approval.

As previously announced, Farmacias recently became Mexico's first and only federally licensed importer to date of raw materials containing THC, gaining the necessary licenses, facilities, and permissions to import raw THC material, and manufacture, store, and distribute medical cannabis products containing over 1% THC. This transaction firmly establishes Aurora's first-mover advantage in one of the world's most populous countries, where more than 130 million people will have federally legal access to a range of Aurora's non-flower medical cannabis products containing THC.

Under the regulations governing the Mexican medical cannabis market, domestic cultivation, import or sale in Mexico of dried flower products is prohibited. Consequently, Farmacias is the only company to date with the ability to supply THC containing products, and the only THC-containing offerings available initially will be Aurora-sourced higher-margin derivative products.

Transaction Highlights:

  Farmacias has been granted Mexico's first and only license to date to import raw materials containing > 1% THC, a rigorous and exacting process which took over four years to successfully complete.
  Farmacias owns and operates a high-quality 12,000 sq. ft. facility in Mexico City for the production of pharmaceuticals. The facility is licensed for the import of raw pharmaceutical ingredients, including cannabinoids (THC and CBD).
  Products available for sale currently include:
    Pharmaceuticals -  kidney disease, blood pressure, anesthetic medications.
    Nutraceuticals -  protein powders and vitamin supplements.
    Cosmetics - anti-aging creams, hair growth products, tanning lotions, etc.
  Farmacias has developed a strong and well-established distribution network with an extensive potential reach across Mexico through approximately 80,000 retail points for the sale of CBD products, as well as 500 pharmacies and hospitals for the distribution of THC products.
  Further licenses held by Farmacias enable the company to import CBD concentrate and produce medical and wellness products, and the transaction provides a powerful asset for Aurora in Latin America, complementing Aurora's large CBD production footprint in Colombia and Uruguay, through MedColombia and ICC Labs, respectively.
  Dried flower containing THC is currently prohibited for domestic cultivation, import or sale in Mexico, creating a large potential market with strong barriers to entry, permitting only the sale of higher-margin derivative products.

Farmacias intends to use the imported THC and CBD concentrates to produce various cannabis oil products for initial introduction to the medical market. It furthermore intends to rapidly broaden its portfolio of products to include capsules, topical solutions, and sprays and various other delivery formats. Farmacias is currently licensed to manufacture, among others, oral, nasal, and suppository products.

Management Commentary

"This transaction positions Aurora with exclusive access to supply THC-containing medical cannabis to a large market of more than 130 million people, while also enabling us to capture the full margin of the medical cannabis we sell there," said Terry Booth, CEO of Aurora. "Farmacias has a large distribution network of both retail outlets and pharmacies, which will enable us to quickly scale up our operations across Mexico. Integrating Farmacias with our operations in Canada and Latin America will not only accelerate growth, it will build substantial long-term shareholder value."

Julio Sánchez y Tépoz, Secretary of the Federal Commission for Protection Against Health Risks ("COFEPRIS"), the Mexican government body responsible for medical cannabis licensing added, "We are pleased to have issued the first THC licenses in the country to Farmacias Magistrales, and we look forward to promoting the development of a tightly regulated medical cannabis industry that facilitates safe and effective access for the people of Mexico."

Neil Belot, Chief Global Business Development Officer for Aurora, noted, "Together, Farmacias and Aurora will be well positioned to become a key player in the development of the medical cannabis market in Mexico. We were impressed by the quality of management, assets and operations, and look forward to working closely with the Farmacias team to execute on our significant first mover advantage."

Cesar Vargas Dominguez, Commercial Director of Farmacias, added, "This transaction validates our work over the last four years toward obtaining a portfolio of exclusive licenses in Mexico, a complicated process which we have now completed successfully.  Aurora is our partner of choice because of its production capacity, global reach, product quality, patient-first culture, and commitment to a science-based approach to medical cannabis. We look forward to becoming part of the Aurora family and executing on the Mexican medical cannabis opportunity."

Consideration to be paid for the acquisition of Farmacias will be in shares of Aurora and based on a valuation of the proforma distribution revenue projections of Farmacias. The consideration payable by Aurora also includes a contingent portion of up to 25% payable only upon the achievement of certain milestones over the next 12 months related to operational metrics, such as maintaining market share.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 22 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland , H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC Labs – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. The assumptions inherent in these forward looking statements are subject to risks, including, but not limited to; the entering into a definitive agreement with Farmacias and the closing of the transaction, the variety and quantity of cannabis products that Aurora will supply to Farmacias being approved by the applicable regulatory authorities, the risks associated with the establishment of tariff rates for products supplied buy Aurora to Farmacias which are unknown at the present time, and the risk that the applicable regulatory authorities may issue additional licenses to third parties. The forward looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. The forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 10-DEC-18